Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-205047

Occidental Petroleum Corporation

Final Term Sheet

February 28, 2018

$1,000,000,000 4.200% Senior Notes due 2048

Issuer:	Occidental Petroleum Corporation

Trade Date:	February 28, 2018

Settlement Date:	March 2, 2018 (T+2)

Principal Amount:	$1,000,000,000

Maturity Date:	March 15, 2048

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15, commencing September 15, 2018

Record Dates:	March 1 and September 1

Coupon:	4.200% per year, accruing from March 2, 2018

Benchmark Treasury:	2.750% due November 15, 2047

Benchmark Treasury Yield:	3.143%

Spread to Benchmark Treasury:	+110 basis points

Yield to Maturity:	4.243%

Initial Price to Public:	99.272% of the principal amount

Optional Redemption:	In whole at any time or in part from time to time, in each case prior to September 15, 2047, at the greater of (i) 100% of the principal amount of notes to be redeemed and (ii) the sum of the present values of remaining scheduled payments of principal and interest through September 15, 2047 (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement referred to below) plus 20 basis points, in each case plus accrued and unpaid interest to the redemption date. On and after September 15, 2047, in whole at any time or in part from time to time, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

CUSIP / ISIN:	674599 CN3 / US674599CN34

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

SG Americas Securities, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. BNP Paribas Securities Corp. Loop Capital Markets LLC The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This final term sheet supplements, and should be read in conjunction with, Occidental Petroleum Corporation’s preliminary prospectus supplement dated February 28, 2018 and accompanying prospectus dated June 18, 2015 and the documents incorporated by reference therein.

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